UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

15 July 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT provides logistics support for Dodge Charger launch, 14 July 2005

14 July 2005

TNT provides logistics support for Dodge Charger launch

TNT Logistics, a leading global provider of supply chain services, has been awarded the operation of a second inbound manufacturing support facility for the Chrysler Group assembly plant in Brampton, Ont, Canada. In addition to other product lines, this plant now builds the all-new 2006 Dodge Charger, which went on sale in June 2005.

This operation provides a variety of logistics support and parts sequencing services to the Chrysler Group. It adds 9000 square metres of logistics support space that complements the 30,000 square metre- facility that TNT Logistics has already been operating in the area for the car manufacturer.

With the growing complexity of product lines and the launch of the all-new 2006 Dodge Charger, Chrysler Group and TNT management jointly determined that more warehouse space would be needed, along with a third shift at the existing operation. TNT was able to locate a nearby, partially completed facility and finished it to the Chrysler Group's specifications in about six weeks. The second operation added 110 employees to the area.

TNT Logistics North America has served many of the Chrysler Group's assembly plants since 1988 and currently provides a variety of network transportation and plant support logistics activities throughout the country.

"We're pleased to have been selected by the Chrysler Group to support this plant in the launch of a new product line," said Jeff Hurley, chief operating officer, TNT Logistics North America. "This latest expansion with the Chrysler Group signifies the faith that they have in our ability to provide high-quality, on-demand supply chain logistics services."

In 2004, TNT Logistics North America won the Chrysler Group Gold Award for the third consecutive year. The coveted Gold Award is presented to manufacturing facilities and service suppliers in recognition of outstanding performance. This achievement places TNT Logistics North America among the highest rated logistics and transportation services suppliers to the Chrysler Group.

"This is an important project for TNT," added Mark Sadler, director of business development, TNT Logistics North America. "Using our 'Zero Defects Start-Up process (ZDS), we experienced a smooth operational launch in the second quarter of 2005 and look forward to a great future with this plant."

About the Chrysler Group

The Chrysler Group, headquartered in Auburn Hills, Mich. USA, is a unit of DaimlerChrysler AG, the world's fifth largest automaker. Its brands include Chrysler, Jeep® and Dodge and feature some of the most recognizable vehicles like the Dodge Viper, Jeep Liberty and Chrysler PT Cruiser. In 2004, the Chrysler Group sold 2.7 million vehicles worldwide. The DaimlerChrysler Corporation Fund, the Company's philanthropic arm, gave more than $23 million in grants last year.

About TNT Logistics

TNT Logistics employs appr. 40,000 people, who are operating in 40 countries, managing over 8.5 million square metres of warehouse space. In 2004, TNT Logistics reported sales of €4.081 billion. The TNT Logistics web site address is: www.tntlogistics.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 15 July 2005